FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

July 25, 2006

Commission File Number: 001-10579

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A.
(Exact name of registrant as specified in its charter)

TELECOMMUNICATIONS COMPANY OF CHILE

(Translation of registrant's name into English)

Avenida Providencia No. 111, Piso 22

Providencia, Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes        No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes        No X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Compañía de Telecomunicaciones de Chile, S.A.

TABLE OF CONTENTS

Item

  Press Release dated July 21, 2006 announcing 2nd Quarter 2006 results.

Exhibit 1 Physical Statistics for 2Q 2006

Exhibit 2 Statements of Income for 2Q 2006

Exhibit 3 Balance Sheets for 2Q 2006

Exhibit 4 Cash Flows for 2Q 2006

Quarterly Earnings Release

FOR IMMEDIATE RELEASE

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A.

ANNOUNCES RESULTS FOR THE SECOND QUARTER 2006 (2Q06)

Highlights:

  Digital TV service launched in June, reaching more than 10,000 clients in the first month of operations.

  EBITDA in 2Q06 reached Ch$70,520 million (US$130.7 million) compared to Ch$77,736 million (US$144.1 million) in 2Q05. EBITDA margin reached 49.7% in 2Q06 compared to 51.6% in 2Q05.

  The Company recorded a net income of Ch$6,306 million (US$11.7 million) in 2Q06 compared to a net income of Ch$13,629 million (US$25.3 million) in 2Q05.

  Average financial debt decreased 22.9% from US$1,070 million in 2Q05 to US$824 million in 2Q06.

Santiago, Chile - July 21, 2006, Compania de Telecomunicaciones de Chile S.A. (NYSE: CTC) ("Telefonica Chile" or the "Company") today announced its consolidated quarterly financial results, submitted to an interim financial review of independent auditors, stated in Chilean GAAP (in constant Chilean pesos as of June 30, 2006) for the second quarter of 2006. U.S. dollar equivalent information is based on the Observed Exchange Rate (as defined by the Chilean Central Bank) for June 30, 2006, which was Ch$539.44 = US$1.00. This information will be made publicly available through the Chilean Superintendencia de Valores y Seguros ("SVS") and the Securities and Exchange Commission of the United States of America (www.sec.gov), as well as at the Company s website, www.telefonicachile.cl.

CONSOLIDATED RESULTS FOR 2Q06 (Comparisons refer to 2Q05)

REVENUES

Telefónica Chile's revenues decreased by 5.8% in 2Q06 as compared to 2Q05, amounting to Ch$141,969 million (US$263.2 million). This variation is mainly the result of lower revenues from basic telephony and long distance businesses, which were partly compensated by the increase in revenues from broad band (ADSL) and flexible plans.

OPERATING COSTS AND EXPENSES

Operating costs and expenses (excluding depreciation) decreased 2.1% in 2Q06, to Ch$71,448 million (US$132.5 million), mainly explained by a 17.6% decrease in salary costs, mainly due to a 10.2% reduction in average personnel as compared to 2Q05 and a 2.1% reduction in uncollectables due to bad debt containment efforts. These were partly offset by higher costs of sales and commissions (+31.5%) resulting from higher commercial activity of ADSL and the Digital Television service launched, as well as, an increase of 40.8% in interconnections costs and a 15.1% increase in rental capacity costs.

EBITDA

As a result, EBITDA in 2Q06 fell 9.3% to Ch$70,520 million (US$130.7 million), compared to Ch$77,736 million (US$144.1 million) recorded in 2Q05.

EBITDA margin in 2Q06 was 49.7%, compared to the 51.6% recorded in 2Q05.

DEPRECIATION

Total depreciation in 2Q06 increased 7.3% to Ch$52,448 million (US$97.2 million), as compared to 2Q05. This increase is mainly explained by the accelerated depreciation of out of service assets such as the Cable TV network in the city of Concepción and other assets such as ADSL modems and home security equipments not be recuperated from former clients.

OPERATING INCOME

OPERATING INCOME decreased 37.4% to Ch$18,072 million (US$33.5 million) in 2Q06 when compared to Ch$28,848 million (US$53.5 million) in 2Q05.

Operating margin reached 12.7% in 2Q06 vs. 19.1% in 2Q05.

NON-OPERATING RESULTS

NON-OPERATING RESULT registered a non-operating loss of Ch$2,713 million (US$5.0 million) in 2Q06 as compared to a non-operating loss of Ch$3,702 million (US$6.9 million) in 2Q05.

The non-operating loss in 2Q06 was basically due to i) interest expenses of Ch$5,354 million (US$9.9 million), which decreased by 27.3% on account of the 22.9% reduction in the average interest bearing debt in pesos (US$ 824 million) and (ii) other non-operating expenses of Ch$1,530 million (US$2.8 million) in 2Q06, as compared to Ch$2,361 million (US$4.4 million) in 2Q05; this difference is mainly the result of a write-off in 2T05 for out of service assets.

These non-operating losses were partly offset by (i) a gain for monetary correction (price level restatement) in the amount Ch$2,474 million (US$4.6 million), resulting in a gain of Ch$2,023 million (US$3.8 million) from the impact of the positive CPI of 1.4% during 2Q06 and a gain of Ch$451 million (US$0.8 million) in exchange differences due to the impact of the Chilean peso depreciation against the US dollar. This compared to a gain for monetary correction (price level restatement) in the amount Ch$3,377 million (US$6.9 million) in 2Q05, explained by the impact of a higher CPI of 1.8% during 2Q05 and (ii) a 28.9% increase in financial income as compared with 2Q05 due to short-term investments made in 2Q06 with funds used to pay dividends in June 2006.

INCOME TAXES

INCOME TAXES: In 2Q06, Telefónica Chile recorded a total income tax charge in the amount of Ch$9,189 million (US$17.0 million). The above is compared to the Ch$11,514 million (US$21.3 million) tax charge in 2Q05.

Total income tax in 2Q06 consists of Ch$9,242 million (US$17.5 million) in current income taxes, partly offset by a Ch$3,418 million (US$6.3 million) charge for deferred taxes for previous periods (complementary accounts) and a positive charge of Ch$3,471 million (US$6.4 million) due to tax liabilities (deferred taxes) reverted due to lower levels of depreciation in the taxable income base as result of lower investments as compared to previous years.

NET RESULT

The Company recorded net income of Ch$6,306 million (US$11.7 million) in 2Q06 vs. net income of Ch$13,629 million (US$25.9 million) in 2Q05.

Net income per ADR in 2Q06 amounted to US$0.049, compared to the net income per ADR of US$0.098 recorded in 2Q05. Furthermore, net income per share in 2Q06 equaled Ch$6.6 as compared to Ch$14.2 in 2Q05.

CAPEX

Capital expenditures for Telefónica Chile and its consolidated subsidiaries amounted to US$48.8 million in 2Q06 compared to US$31.3 million in 2Q05. Capital expenditures were mainly focused on the development of broadband (ADSL), television and data transmission.

REVENUES BY BUSINESS UNIT

FIXED TELECOMMUNICATIONS

Bundled services Increased rate of ADSL growth. Connections increased 69.3% in 2Q06 as compared to 2Q05

Fixed Telecommunications is divided into Basic Telephony, Broadband, Access Charges and Interconnections and Other Fixed Telecommunications Businesses (including equipment marketing, directory advertising, public telephones and Digital TV, among others). Fixed telecommunications revenues, which represented 76.6% of total operating revenues in 2Q06, decreased 5.7% to Ch$108,730 million (US$201.6 million) in the period as compared to 2Q05.

Basic Telephony revenues, which include the fixed monthly charge, variable charge, connections and other installations, plans of minutes (allowed under tariff flexibility), value-added services and other basic telephony revenues (services through operator and rural telephony, among others), decreased 15.5% to Ch$66,278 million (US$122.9 million) in 2Q06 as compared to 2Q05. This decrease is mainly attributable to a 36.8% decrease in the fixed monthly charge and a 29.1% decrease in the variable charge, was partially compensated by an increase in revenue from flexible plans, that as of June 30, 2006 represented 41.0% of total lines in service as compared to 20.1% in June 2005. The aggregate 13.8% decline in these items is mainly due to: (i) a 17.8% decrease in local traffic for 2Q06 compared to 2Q05 (ii) average lines in service decreased 2.6% compared to 2Q05, mainly as result of a revision of customer base and a change in the criteria to cut-off lines to 90 days for prepaid lines without traffic and immediately for voluntary cut-offs, whereas previously, they were taken out of customer base after 120 days and 60 days, respectively, and (iii) the average revenue per line fell due to a higher proportion of economic lines and a lower number of work days in 2T06 as compared to the same quarter 2005.

Broadband (ADSL) revenues grew 44.6% to Ch$15,542 million (US$28.8 million) in 2Q06, due to the 69.3% growth in ADSL connections in the quarter. This growth in ADSL connections was driven by the successful marketing of joint offers of voice plus broadband and others, such as with digital TV starting on June 14, 2006 .

Access charges and interconnection revenues include revenues from access charges generated by LD carriers, as well as those paid by other telecommunications operators that use Telefónica Chile's network. They also include other interconnection services apart from access charges, such as interconnection of networks and information services to carriers and services to wholesalers, among others. These revenues increased by 6.5% in 2Q06 to Ch$12,373 million (US$22.9 million) as compared to 2Q05. This increase was mainly due to a 22.7% increase in other interconnections revenues due to higher revenues from rental capacity to other telecom operators and higher revenues from access charges from mobile operators. This was partly compensated by a decrease of 24.9% and 46.8% in revenues of access charges from DLD and ILD, respectively, mainly due to a 20.4% drop in traffic of LD access charges.

Revenues from Other fixed telecommunications businesses, includes revenues generated as a result of the Company's contract with Publiguías, those generated by the subsidiaries Telemergencia (home security services) and Telefónica Internet Empresas (TIE) related to internet access, public telephone revenues, interior installations, equipment marketing and digital TV starting in June 14, 2006. These revenues increased slightly by 0.5% in 2Q06 to Ch$14,587 million (US$27.0 million) as compared to 2Q05. This is mainly due to an increase in equipment marketing revenues (23.1%) associated to PABX, fax machines and telephone equipments for small and medium business and a 11.7% increase in revenues from home security services, which were partly compensated by lower revenues from directory advertising and ISP due to the migration of clients to broad band (ADSL).

LONG DISTANCE

Increased market share in DLD and ILD to 46.7% and 39.2%, respectively

Long distance revenues include revenues from domestic and international long distance traffic, as well as revenues from the rental of the long distance network to other telecom operators. Total long distance revenues, which accounted for 9.8% of consolidated operating revenues in 2Q06, decreased 11.1% as compared to 2Q05, amounting to Ch$13,978 million (US$25.9 million). The decrease in revenues is explained by (i) a 16.3% and 5.7% decrease in DLD and ILD revenues, respectively; and, (ii) a 10.9% decrease in revenues from rental of the long distance network as compared to 2Q05. This is mainly explained by a 14.2% decrease in DLD traffic and a 2.5% decrease in average rate, and additionally, the 2.4% decrease in ILD traffic and the 18.5% decrease in ILD average rate.

The Company's advertising campaign as well as the successful commercial activities focused on regional small and medium business, resulted in an increase in DLD market share from 46.2% in 2Q05 to 46.7% in 2Q06 and in ILD from 31.9% in 2Q05 to 39,2% in 2Q06.

CORPORATE CUSTOMER COMMUNICATIONS

Revenues from corporate customer communications represented 13% of consolidated revenues

Corporate customer communications include revenues from (i) telecommunications equipment, which mainly refers to the sale of voice equipment; (ii) complementary telephone services, such as digital communications; (iii) data services, including ATM, Frame Relay, housing and hosting services and services related to the IP network, and (iv) dedicated links and others, including videoconference, Datared, E1 Links and VSAT, e-solutions, and consulting services to corporate customers.

Revenues from corporate customer communications, which represented 13.2% of consolidated revenues, decreased 0.9% to Ch$18,722 million (US$34.7 million) in 2Q06 as compared to 2Q05. The decrease in these revenues was mainly due to: (i) a 16.6% decrease in equipment marketing revenues, (ii) a 3.6% decrease in complementary services revenues and (iii) a 2.1% decrease in revenues from data services. The above was partly offset by a 15.5% increase in revenues from dedicated links and others, due to higher revenues from advanced voice services, hosting and data equipment rental. This industry continues with the migration of traditional data technologies to IP technologies which face pricing competition. In 2Q06, ATM links and Datared decreased by 33.2% and 40.6%, while data links through the IP network (dedicated IP) grew by 10.0%.

OTHER BUSINESSES

These revenues include those from other Company subsidiaries, such as Telepeajes, Tecnonaútica and t-gestiona, among others. These revenues, which represented 0.3% of total operating revenues in 2Q06, decreased 40.3% to Ch$489 million (US$0.9 million) in 2Q06, mainly explained by the change of Tecnonáutica from a software development provider to a Television provider changing its name to Telefónica Multimedia Chile S.A..

BUSINESS UNIT PERFORMANCE FOR 2Q06
	EBITDA	EBITDA Margin	Contribution to Net Result
	(Ch$mn		(Ch$mn)
Consolidated	70,520	49.7%	6,306
Individual by Business Unit
Fixed Telecommunications	54,558	45.4%	(1,185)
Long Distance	7,433	36.4%	4,022
Corp. Communications	7,675	35.6%	3,681

COMPANY NEWS

CAPITAL REDUCTION AND FINAL DIVIDEND PAYMENT

On June 15, 2006 were distributed to shareholders Ch$40,200,513,570 (approx. US$ 75 million) equivalent to Ch$41,99991 per share, for the Capital reduction approved at the Extraordinary Shareholders' Meeting held on April 20, 2006.

On June 22, 2006, the final dividend approved in the Shareholders' Meeting held on April 20, 2006 of Ch$15.31054 per share was distributed and charged against the net income of 2005, totaling Ch$14,655 million (approximately US$27.9 million), and represented 58.19% of total 2005 net income. This dividend together with the dividend paid in November 2005, represents 100% of net income, in accordance with the Company's Dividend Policy.

DIGITAL TELEVISION SERVICE LAUNCHED

On June 14, 2006, the Company entered the pay television market and launched "Telefónica Televisión Digital". This service provides digital TV through satellite technology with nationwide coverage. It consists in an entry plan with very competitive price (Ch$9.900 or US$18), the client can add blocks of theme channels such as movies, sports or news, for an additional charge. All plans include parental control, on screen programs guide, digital quality and access to pay-per-view services, among others. This new service will allow the Company to defend and improve the customer base and massify broad band (ADSL) through bundled of services. As of June 30, 2006 paid television clients reached 10,423.

COLLECTIVE BARGAINING PROCESS

During the month of June, the Company successfully finalized a collective bargaining process with several unions, representing approximately 1,500 employees (44% of total employees). The main subjects for this bargaining were benefits for employees salaries and benefits. Average labor cots of those that negotiated are expected to grow in line with inflation as a result of the agreements, which apply for 38 months to September, 2009.

FINANCING ACTIVITIES

On July 11, 2006 the Company issued Commercial Papers for a total amount of US$12.9 million with a nominal monthly rate of 0.44% and maturities in 78 days.

PLEASE NOTICE THE CHANGE IN e- MAIL ADDRESSES

WE INVITE YOU TO VISIT TELEFONICA CHILE'S INVESTOR RELATIONS WEBSITE AT: www.telefonicachile.cl (Investor Relations)

For more information contact:

Sofía Chellew - Verónica Gaete

María José Rodríguez - Florencia Acosta Cesar Villavicencio

TELEFONICA CHILE THE GLOBAL CONSULTING GROUP

Tel.: 562-691-3867 646-284-9423

Fax: 562-691-2392

E-mail: E-mail:

sofia.chellew@telefonicachile.cl, cvillavicencio@hfgcg.com

veronica.gaete@telefonicachile.cl

mariajose.rodriguez@telefonicachile.cl

florencia.acosta@telefonicachile.cl

Compañía de Telecomunicaciones de Chile S.A., the first South American company to list shares on the New York Stock Exchange, is the largest telecommunications enterprise in Chile, providing local service, as well as domestic and international long distance services throughout the country. Additionally, the Company leads the corporate data transmission service as well as broadband in Chile and provides equipment marketing, value-added and digital television services, among others.

This news release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1996, including but not limited to Compañía de Telecomunicaciones de Chile S.A.'s expectations for its performance for the quarter. Forward looking statements may also be identified by words such as "believes", "expects", "anticipates", "projects", "intends", "should", "seeks", "estimates", "future", or similar expressions. The forward-looking statements included in this news release are based on current expectations, but actual results may differ materially from anticipated future results due to various factors many of which are beyond the control of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries. Certain factors which could cause the actual results of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries to differ materially from the expected results include, among others, changes in Chile's regulatory framework, impact of increased competition and other factors beyond Compañía de Telecomunicaciones de Chile S.A.'s control

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 25, 2006

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.

By /s/ Julio Covarrubias F.

Name: Julio Covarrubias F.

Title: Chief Financial Officer